# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Suncrete, Inc., CIK 0002094433
CUSIP: 86723E104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 817 E. 4th Street, Tulsa, Oklahoma (OK), 74120
Date of event which requires filing of this statement: 10/08/2026
Filed by CIK 0001986992
Persons authorized to receive notices and communications: Andrew R. Heyer, 515 North Flagler Drive, Suite 350, West Palm Beach, Florida (FL), 33401, (929) 280-1912

## Reporting persons
- Haymaker Sponsor IV LLC (CIK 0001986992): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew R. Heyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,363,167; shared voting power 0; sole dispositive power 1,363,167; shared dispositive power 0; aggregate amount beneficially owned 1,363,167 (2.8% of the class); the aggregate amount excludes certain shares
  Comment: Note to row 11: Consists of (i) 1,123,670 shares of Class A Common Stock received by Mr. Heyer in the Distribution (as defined herein); (ii) 48,000 restricted shares of Class A Common Stock held directly by Mr. Heyer; and (iii) (a) 175,852 shares of Class A Common Stock and (b) 15,645 shares of Class A Common Stock issuable upon exercise of private placement warrants, in each case, held by Heyer Investment Management, LLC, of which Mr. Heyer is the managing member and over which he has voting and dispositive power.
  
  Note to row 12: The aggregate amount reported in Row 11 excludes (i) (a) 45,266 shares of Class A Common Stock and (b) 2,608 shares issuable upon exercise of private placement warrants, in each case, held by the Mindy B Heyer 2023 Grantor Retained Annuity Trust, of which Mr. Heyer's spouse is the sole trustee, and (ii) 8,136 shares of Class A Common Stock held directly by Mr. Heyer's spouse. Mr. Heyer does not have voting or dispositive power over such securities and disclaims beneficial ownership thereof, and the filing of this statement shall not be construed as an admission that Mr. Heyer is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such securities. The aggregate amount reported also excludes 200,000 restricted stock units that do not vest within 60 days of the date hereof.
  
  Note to row 13: Percentage based on 49,339,225 shares of Class A Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the U.S. Securities and Exchange Commission on August 14, 2026, plus 15,645 shares of Class A Common Stock issuable upon exercise of the private placement warrants held by Heyer Investment Management, LLC.
- Steven Heyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 130,794; shared voting power 178,980; sole dispositive power 130,794; shared dispositive power 178,980; aggregate amount beneficially owned 309,774 (0.6% of the class)
  Comment: Note to row 11: Consists of (i) 130,794 shares of Class A Common Stock held directly by Steven J. Heyer and received in the Distribution and (ii) 178,980 shares of Class A Common Stock received in the Distribution by The David H Heyer 2013 Trust, of which Mr. Heyer is [a co-]trustee. Mr. Heyer may be deemed to share beneficial ownership of the securities held by The David H Heyer 2013 Trust. Mr. Heyer disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, and the filing of this statement shall not be construed as an admission that Mr. Heyer is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of such securities.
  
  Note to row 13: Percentage based on 49,339,225 shares of Class A Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the SEC on August 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Suncrete, Inc.
Address of issuer's principal executive offices: 817 E. 4th Street, Tulsa, Oklahoma (OK), 74120
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on April 15, 2026 (the "Schedule 13D"), with respect to the Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Suncrete, Inc. Except as indicated in this Amendment No. 1, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged and capitalized terms used herein that are not defined herein have the same meanings as set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Haymaker Sponsor IV LLC ("Sponsor");
Steven J. Heyer; and
Andrew R. Heyer.
Residence or business address: Sponsor is organized under the laws of the State of Delaware. Andrew R. Heyer and Steven J. Heyer are citizens of the United States. The address for the principal business office of each Reporting Person is 3024 Royal Palm Way, Suite 300-I, Palm Beach, FL 33480.
Present principal occupation or employment: The principal business of Sponsor is investing in and hold securities of the Issuer. Andrew R. Heyer and Steven J. Heyer are the managing members of Sponsor. Andrew R. Heyer is also a director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a limited liability company organized under the laws of the State of Delaware. Each of Andrew R. Heyer and Steven J. Heyer is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On October 8, 2026, Sponsor distributed an aggregate of 3,564,267 shares of Class A Common Stock and 75,000 private placement warrants of the Issuer (the "Private Placement Warrants"), representing all of the securities of the Issuer held by Sponsor, to its members on a pro rata basis for no consideration in accordance with the terms of Sponsor's limited liability company agreement (the "Distribution"). In the Distribution, (i) Andrew R. Heyer received 1,123,670 shares of Class A Common Stock directly, (ii) Heyer Investment Management, LLC, of which Mr. Heyer is the managing member, received 175,852 shares of Class A Common Stock and 15,645 Private Placement Warrants, (iii) Steven J. Heyer received 130,794 shares of Class A Common Stock directly and (iv) The David H Heyer 2013 Trust, of which Steven J. Heyer is a trustee, received 178,980 shares of Class A Common Stock. Following the Distribution, Sponsor no longer holds any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in the cover pages of this Schedule 13D with respect to the beneficial ownership of each Reporting Person is incorporated by reference into this Item 5. The aggregate number of shares of Class A Common Stock beneficially owned by each Reporting Person is set forth on rows 7 through 13 of the cover pages of this Amendment No. 1 and is incorporated herein by reference. The percentage of the Class A Common Stock beneficially owned by each Reporting Person is based on 49,339,225 shares of Class A Common Stock outstanding as of August 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026, plus, in the case of Andrew R. Heyer, 15,645 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants held by Heyer Investment Management, LLC.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 10 of the cover pages of this Amendment No. 1 and is incorporated herein by reference. With respect to Andrew R. Heyer, excludes 200,000 restricted stock units that do not vest within 60 days of the date hereof and the securities held by the Mindy B Heyer 2023 Grantor Retained Annuity Trust and by Mr. Heyer's spouse, as described in the comments to Mr. Heyer's cover page.
Transactions in the class effected during the past sixty days: Except for the Distribution described in Item 4, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Distribution, on October 8, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

In connection with the Distribution, each member of Sponsor that received securities of the Issuer in the Distribution, including Andrew R. Heyer, Heyer Investment Management, LLC, and Steven J. Heyer entered into a joinder (each, a "Joinder") to the Sponsor Support Agreement. Under the Joinder, each such member agreed to be subject to the transfer restrictions set forth in the Sponsor Support Agreement with respect to the securities received in the Distribution.

The foregoing description of the Joinder is subject to and qualified in its entirety by the full text of the Form of Joinder, a copy of which is included as Exhibit 5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 5. Form of Joinder to Sponsor Support Agreement

## Signatures
- Haymaker Sponsor IV LLC: /s/ Andrew R. Heyer, Andrew R. Heyer, Managing Member (10/13/2026)
- Andrew R. Heyer: /s/ Andrew R. Heyer, Andrew R. Heyer (10/13/2026)
- Steven Heyer: /s/ Andrew R. Heyer, /s/ Kate Mandrell, as conservator for Steven Heyer (10/13/2026)